Mail Stop 3561

July 29, 2009

Nana Baffour, CEO
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, NY 10222

> **Re: Midas Medici Group Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 22, 2009**
> **File No. 000-52621**

Dear Mr. Baffour:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Blaise A. Rhodes
Staff Accountant
Office of Beverages, Apparel and
Health Care Services